Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Six Months Ended June 30,	2017	2016
Fixed charges:
Interest expense including amortization of debt discount	$351	$340
Portion of rentals representing an interest factor	38	40
Total fixed charges	$389	$380
Earnings available for fixed charges:
Net income	$2,240	$1,958
Equity earnings net of distributions	(16)	(29)
Income taxes	1,317	1,172
Fixed charges	389	380
Earnings available for fixed charges	$3,930	$3,481
Ratio of earnings to fixed charges	10.1	9.2

38